Exhibit 99.1

Enerplus Announces 2013 Year End Results Conference Call

CALGARY, Feb. 13, 2014 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will release operating and financial results for the year ended December 31, 2013 at 4:00AM MT (6:00AM ET) on Friday, February 21, 2014. Our 2013 MD&A and financial statements will be available on our website at www.enerplus.com or under our SEDAR profile at www.sedar.com prior to the call.

A conference call hosted by Ian C. Dundas, President and CEO will be held at 9:00AM MT (11:00AM ET) to discuss these results. Details of the conference call are as follows:

Live Conference Call
Date:	Friday, February 21, 2014
Time:	9:00AM MT / 11:00AM ET
Dial-In:	647-427-7450
888-231-8191 (toll free)
Passcode:	58756618
Audiocast:	http://www.newswire.ca/en/webcast/detail/1298449/1432621

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will be available on our website for downloading.  A telephone replay will be available for 30 days following the conference call. The telephone replay can be accessed at the following numbers:

Dial-In:	416-849-0833
1-855-859-2056 (toll free)
Passcode:	58756618

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 13-FEB-14